February 23, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Erin Purnell

Re:	Arrival Group

Amendment No. 2 to Registration Statement on Form F-4

Filed February 16, 2021

File No. 333-251339

Dear Ms. Purnell:

On behalf of Arrival Group (the “Company”), reference is made to the letter dated February 22, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form F-4 (the “Registration Statement”).

In advance of our telephonic conversation with the Staff scheduled for today, and in an effort to preview with the Staff our proposed responses to the Comment Letter, please see below for the Company’s proposed responses to the Comment Letter, as well as proposed revisions to be made to the Registration Statement in connection thereto.

For your convenience, we have set forth below the Staff’s comment as set forth in the Comment Letter, followed by the Company’s proposed response thereto. Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 2 to Registration Statement on Form F-4

Item 21. Exhibits and Financial Statement Schedules

Exhibit 5.1, page II-2

1.

Please have counsel remove the assumption that the Articles have not been amended and remain in full force and effect without modification. Counsel may not assume that the registrant is legally incorporated or has sufficient authorized shares. Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the opinion has been revised to remove such assumption.

2.

We note that counsel has limited reliance only to the board of directors. Please have counsel file a revised opinion that indicates that purchasers of the securities in the offering are entitled to rely on the opinion. Please refer to II.B.3.d for Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the opinion has been revised so that it does not limit reliance to the board of directors. For ease of reference and ahead of our telephonic conversation with the Staff, the revised opinion that we are proposing to file as Exhibit 5.1 in an amendment to the Registration Statement is attached hereto as Annex A.

Exhibit 8.1, page II-2

3.

We note that that you have filed a short-form tax opinion as exhibit 8.1 and that the tax disclosure in the prospectus will serve as the tax opinion. We therefore note your disclosure on page 139 that there can be no assurance that the merger will qualify as a reorganization under Section 368(a) of the Code. Please revise your disclosure here to more clearly state counsel’s tax opinion as to whether the transaction will qualify as under section 368. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B. and C. of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Registration Statement has been revised at page 139 to clarify that an exchange by a U.S. holder of CIIG common stock for Holdco Ordinary Shares pursuant to the Merger should qualify as an exchange described in Section 351(a) of the Code. Counsel is unable to provide a “will” opinion in this regard for the reasons described in the amended Registration Statement. Furthermore, as described in the amended Registration Statement, it is possible that in addition to qualifying as an exchange described in Section 351(a) of the Code, the Merger may also qualify as a “reorganization” described in Section 368 of the Code. In general, the qualification of the Merger as a reorganization is not significant to common shareholders who can achieve tax-free treatment under Section 351(a) of the Code, but is relevant to warrant holders who may not. However, as described in the amended Registration Statement, it is not possible for counsel to reach a definitive conclusion with respect to the Merger’s qualification as a reorganization under Section 368 of the Code due to lack of clarity in legal authorities and events or actions outside the control of CIIG.

For ease of reference and ahead of our telephonic conversation with the Staff, our proposed revisions to the Registration Statement to address this comment are attached hereto as Annex B.

* * * * *

Please do not hesitate to contact the undersigned at 954.768.8232, with any questions or comments regarding any of the foregoing.

Very truly yours,

Laurie Green

cc: Daniel Chin, Arrival

Alan Annex, Flora Perez, Greenberg Traurig, P.A.

F. Peter Cuneo, Gavin Cuneo, Michael Minnick, CIIG Merger Corp.

Alice Hsu, Akin Gump Strauss Hauer & Feld LLP

Annex A

Avocats	Linklaters LLP 35 Avenue John F. Kennedy P.O. Box 1107 L-1011 Luxembourg Telephone (352) 26 08 1 Facsimile (352) 26 08 88 88 manfred.muller@linklaters.com

To:

Arrival Group

1, rue Peternelchen

L-2370 Howald

Grand Duchy of Luxembourg

(the “Addressee” and “Company”)

23 February 2021

Form F-4 Registration Statement

1	Introduction

We have acted as Luxembourg legal advisers to Arrival Group, a company incorporated under the laws of the Grand Duchy of Luxembourg as a société anonyme with its registered office at 1, rue Peternelchen, L-2370 Howald, Grand Duchy of Luxembourg, and registered with the Luxembourg Register of Commerce and Companies under number B 248209 in connection with the registration statement on form F-4 filed with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933 on 14 December 2020, as amended(the “Registration Statement”) relating to a business combination provided for in the State of Delaware law governed business combination agreement dated 18 November 2020 and entered into between, among others, the Company, CIIG Merger Corp. (the “SPAC”), Arrival S.à r.l. and ARSNL Merger Sub Inc. (the “Business Combination Agreement”) and the following related transactions:

(i)

the issuance of new shares in the Company (the “Shares”) to the stockholders of the CIIG Merger Corp. in consideration for the contribution of the Class A Common Stock in CIIG Merger Corp. pursuant to section 3.02 of the Business Combination Agreement and as a result of the consummation of the merger (the “Merger”) between ARSNL Merger Sub Inc. as absorbed company and CIIG Merger Corp. as absorbing company; and

This communication is confidential and may be privileged or otherwise protected by work product immunity.

Linklaters LLP is a limited liability partnership registered in England and Wales with registered number OC326345. It is a law firm authorised and regulated by the Solicitors Regulation Authority. Linklaters LLP is registered on the list V of the Luxembourg Bar. The term partner in relation to Linklaters LLP is used to refer to a member of Linklaters LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP together with a list of those non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ, England or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on our regulatory position.

(ii)

the assignment by CIIG Merger Corp. and assumption by the Company of (a) 7,175,000 warrants issued by CIIG Merger Corp. to the Sponsor and the Anchor Investor (collectively, the “Private Warrants”) to purchase shares of the SPAC’s common stock, par value $0.0001 per share (“Common Stock”), with each Private Warrant being exercisable for one share of Common Stock, and (b) 12,937,500 warrants to public investors (collectively, the “Public Warrants” together with the Private Warrants, the “Warrants”) to purchase shares of Common Stock, with each Public Warrant being exercisable for one share of Common Stock, with such Warrants, upon consummation of the Merger, being excisable for ordinary shares in the Company (the “Warrant Shares”) instead of Common Stock of the SPAC.

Capitalised terms used in this opinion shall, unless defined herein, have the meaning as ascribed to them in the Registration Statement.

We have taken instructions solely from you.

2	Scope of Inquiry

For the purpose of this opinion, we have reviewed the following documents:

2.1	a copy of an executed version of the Business Combination Agreement;

2.2

a copy of an executed version of a State of New York law governed Warrant Agreement dated 12 December 2019 between CIIG Merger Corp. as issuer of SPAC Warrants and Continental Stock Transfer & Trust Company as warrant agent (the “SPAC Warrant Agreement”);

2.3

a form of assignment, assumption and amendment agreement between the Company, CIIG Merger Corp. and Continental Stock Transfer & Trust Company amending the terms of the SPAC Warrants (the “SPAC Warrant Amendment”) so that each SPAC Warrant that is outstanding immediately prior to the Merger Effective Time (as this term is defined in the Business Combination Agreement) shall, pursuant to the SPAC Warrant Amendment, cease to represent a right to acquire the number of shares of SPAC Class A Common Stock set forth in such SPAC Warrant and shall be converted in accordance with the terms of such SPAC Warrant Amendment, at the Merger Effective Time, into a right to acquire one Holdco Ordinary Share on substantially the same terms (but with such changes as introduced by the SPAC Warrant Amendment) as were in effect immediately prior to the Merger Effective Time under the terms of the SPAC Warrant Agreement;

2.4	a copy of the Registration Statement dated 12 February 2021;

2.5	a copy of the articles of association of the Company dated 27 October 2020, as amended by the notarial deed of acknowledgment of capital increase dated 4 January 2021 (the “Articles”);

2.6

a copy of the written resolutions of the directors of the Company dated 17 November 2020 approving inter alia the issuance of the Shares and the Business Combination Agreement (including the SPAC Warrant Amendment) (the “Resolutions”);

2.7	a form of confirmation by the special attorney of the board of directors of the Company regarding the issuance of the Shares (the “Director Confirmation”);

2.8	a form of notarial acknowledgment deed recording the issuance of the Shares (the “Notarial Deed”);

2.9

an excerpt of the Luxembourg Register of Commerce and Companies dated 23 February 2021 obtained from the online services of the Luxembourg Business Registers’ official website pertaining to the Company (the “Excerpt”); and

2.10

a certificate of non-inscription of judicial decisions dated 23 February 2021 obtained from the online services of the Luxembourg Business Registers’ official website pertaining to the Company (the “Certificate”).

The documents under paragraphs 2.2 to 2.3 are hereafter referred to as the “Warrant Agreements” and the documents under paragraphs 2.1 to 2.3 are hereafter referred to as the “Agreements”.

3	Assumptions

For the purpose of this opinion, we have assumed, and we have not verified independently, the following:

3.1

that each signature (whether manuscript or electronic) is the genuine signature of the individual concerned and was affixed or inserted by such individual concerned or authorised to be inserted in the relevant document by the individual concerned;

3.2	that copy documents, drafts or the forms of documents provided to us are true copies of, or in the final form of, the originals;

3.3	the legal capacity and legal right under all relevant laws and regulations of all individuals signing the Agreements or who give information on which we rely;

3.4

that each person expressed to be a party to the Agreements (other than the Company) is duly incorporated and organised, validly existing under the laws of its jurisdiction of incorporation and/or the jurisdiction of its principal place of business and/or its central administration, and is fully qualified, licenced and empowered to own its assets and carry on its business in each jurisdiction in which it owns assets and carries on business;

3.5

that the Agreements are within the capacity and powers of, and have been, validly authorised, executed and delivered by or on behalf of all relevant parties (other than the Company) and constitute the legal, valid, binding and enforceable obligations of all relevant parties in accordance with their terms under all applicable laws;

3.6

that all authorisations and consents of any country (other than the Grand Duchy of Luxembourg) which may be required in connection with the execution, delivery and performance of the Agreements have been or will be obtained;

3.7

that the Notarial Deed will be passed in front of a notary in Luxembourg in order to reflect the increase of the share capital of the Company by the issue of the Shares within one month of the Director Confirmation;

3.8	that the Excerpt and the Certificate are correct, complete and up-to-date;

3.9

that the Resolutions are and the Director Confirmation will be true records of the proceedings described therein, that the resolutions set out in the Resolutions were validly passed and remain in full force and effect without modification, and that the confirmations set out in the Director Confirmation will conform in all material respects to the form of Director Confirmation;

3.10

that a Luxembourg independent auditor, cabinet de révision agréé, réviseur d’entreprises will issue its report on a contribution in kind, prior to the Merger and in accordance with Luxembourg law and the Business Combination Agreement;

3.11	that there are and have been no dealings between the parties which affect the Agreements;

3.12	that the Company derives an economic and commercial benefit (intérêt social) from the entering into the Agreements;

3.13

that there are no provisions of the laws of any jurisdiction outside Luxembourg which would have a negative impact on the opinions we express in this legal opinion. Specifically, we have made no independent investigation of the laws of the State of Delaware or the State of New York;

3.14	that none of the parties to the Agreements has acted or will act with a view to defraud third parties’ (including creditors’) rights;

3.15	that the Agreements have the same meaning under the laws by which they are governed as they would have if they were interpreted under Luxembourg law by a Luxembourg court;

3.16

that the Company has its central administration, within the meaning of the Luxembourg law of 10 August 1915 on commercial companies, as amended and the centre of its main interests, within the meaning of Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast), in Luxembourg; and

3.17	that the Merger will be effective in accordance with the Agreements and the applicable laws and regulations of the State of Delaware.

4	Opinion

Based on the documents referred to in paragraph 2 above, subject to the assumptions made in paragraph 3 and to the qualifications made in paragraph 5 and to any matters or documents not disclosed to us, we are of the following opinion:

4.1	The Company is a public limited liability company (société anonyme) and has been incorporated for an unlimited duration and is validly existing under the laws of Luxembourg.

4.2

The Shares have been authorized for issuance and upon effectiveness of the Merger in accordance with the Resolutions, the Director Confirmation and the Business Combination Agreement, will be validly issued and fully paid, and the holder of such Shares is not liable, solely because of his or her or its shareholder status, for additional payments to the Company or the Company’s creditors.

4.3

Upon the effectiveness of the Merger and the SPAC Warrant Amendment, each SPAC Warrant that was outstanding immediately prior to the Merger Effective Time, pursuant to the SPAC Warrant Amendment, will cease to represent a right to acquire the number of shares of SPAC Class A Common Stock set forth in such SPAC Warrant and will be converted in accordance with the terms of such SPAC Warrant Amendment, at the Merger Effective Time, into a right to acquire one Warrant Share, and the Warrants will constitute binding obligations of the Company.

4.4

Upon effectiveness of the Merger and the SPAC Warrant Amendment, the Warrant Shares subscribed and issued in accordance with the Warrant Agreements and the Registration Statement following exercise of the Warrants (if and when exercised in accordance with their terms under the Warrant Agreements), will be validly issued and fully paid, and the holder of such Warrant Shares will not be liable, solely because of his or her or its shareholder status, for additional payments to the Company or the Company’s creditors.

5	Qualifications

The above opinions are subject to the following qualifications:

5.1

This opinion is subject to any limitations arising from bankruptcy, insolvency, liquidation, moratorium, controlled management, general settlement with creditors, recovery, resolution, reorganisation and other laws of general application relating to or affecting the rights of creditors.

5.2

Our opinion that the Company exists is based on the Articles, the Excerpt and the Certificate. It should be noted that the analysis of the Excerpt is not capable of revealing conclusively whether or not a winding up petition has been presented because notice of a winding up order or winding up resolution passed may not be filed immediately with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés à Luxembourg). It should be also noted that the Certificate is not capable of revealing conclusively whether or not a winding up or administration petition or order has been presented or made, a receiver appointed, an arrangement with creditors proposed or approved or any other insolvency proceeding commenced in relation to the Company, as the case may be. Under Luxembourg law, the clerk’s office of the District Court (Tribunal d’arrondissement), sitting in collective proceedings has a statutory (one-month) period to officially inform the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés à Luxembourg) of the opening of such proceedings.

5.3

We express no opinion on any accounting, tax or regulatory matters, and we express no opinion on any documents referred to in the Agreements or the Registration Statement, but not specifically examined by us.

5.4

We express no opinion as to any warranties and representations given or made by the Company (expressly or impliedly), save and insofar as the matters warranted are the subject matter of specific opinions in this letter.

5.5

We express no opinion on the validity or enforceability against all relevant parties of the Agreements or the Registration Statement in accordance with their respective terms under all relevant laws, save and insofar as such validity or enforceability are the subject matter of specific opinions in this letter.

5.6

The admissibility in evidence of the Agreements or the Registration Statement before a Luxembourg court or another Luxembourg public authority (autorité constituée) may require a complete or partial translation of such Agreements or the Registration Statement into French or German.

5.7

If any Agreement or the Registration Statement is (i) voluntarily presented to the registration formalities or (ii) appended to a document that requires mandatory registration, a registration fee (droit d’enregistrement) will be due, the amount of which will depend on the nature of the document to be registered.

5.8

The Notarial Deed shall be filed by the instrumenting notary with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés à Luxembourg) and shall published in the Luxembourg electronic platform for companies and associations (Recueil Electronique des Sociétés et Associations (RESA)) within one month from the date of the respective Notarial Deed.

5.9

Any corporate documents relating to the Company and the publication of which is required by law are not effective (opposable) vis-à-vis third parties prior to their publication in the Luxembourg electronic platform for companies and associations (Recueil Electronique des Sociétés et Associations (RESA)), unless it is evidenced that the relevant third party had knowledge of such documents. Third parties may however rely on such documents which have not yet been published. In relation to any transactions which have occurred before the sixteenth day following the date of publication, such documents are not effective (opposable) vis-à-vis third parties who prove that it was impossible for them to have knowledge of the relevant document.

6	Luxembourg law

6.1	This opinion is given on the basis that there will be no amendments to or termination or replacement of any of the documents, authorisations and consents referred to above.

6.2

This opinion is governed by and based upon Luxembourg laws in existence as at the date hereof and as applied by the Luxembourg courts, published and presently in effect. We undertake no responsibility to notify the Addressee of this opinion of any change in the laws of Luxembourg or their construction or application after the date of this opinion.

6.3

In this opinion, Luxembourg legal concepts are expressed in English terms and not in their original French terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. This opinion may, therefore, only be relied upon under the express condition that any issues of interpretation arising above will be governed by Luxembourg law and be brought before a Luxembourg court.

6.4	We express no opinion as to any laws other than the laws of Luxembourg.

7	Reliance

This opinion is issued solely for the purposes of the filing of the Registration Statement, the issuance of the Shares and the assumption of the Warrants. It may not be relied upon for any other purpose without our written consent. We hereby consent to filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended. This Opinion is strictly limited to the matters stated in it.

Yours faithfully,

Linklaters LLP

by

Manfred Müller